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OMB Number           3235-0145

Expires:     November 30, 2002

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

GOLD CITY INDUSTRIES LTD.

 (Name of Issuer)

COMMON STOCK, no par value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

David J. Hall

47 Arbour Crest Rise NW

Calgary, Alberta T3G 4L3  Tel: (403) 277-3434

Canada

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2002

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP No. 380560 1- 2

1.  Name of Reporting Persons: David J. Hall

    IRS ID # of above persons (entities only): ________________________

2.  Check Appropriate Box If a Member of a Group (See Instructions):

     (a)  [  ]  ______________________________________________________

     (b)  [  ]  ______________________________________________________

3.  SEC Use Only: ____________________________________________________

4.  Source of Funds (See Instructions): PF

5.  Check If Disclosure of Legal Proceedings Is Required Pursuant to

    Items 2(d) or 2(e)                                            [  ]

6.  Citizenship or Place of Organization: Canada

7.  Sole Voting Power: 1,762,250

               (Number of Shares Beneficially Owned by Each Reporting Person)

8.  Shared Voting Power: -0-

               (Number of Shares Beneficially Owned by Each Reporting Person)

9.  Sole Dispositive Power: 1,762,250

               (Number of Shares Beneficially Owned by Each Reporting Person)

10. Shared Dispositive Power: -0-

               (Number of Shares Beneficially Owned by Each Reporting Person)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,762,250(1)

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain

     Shares (See Instructions)                                      [  ]

13.  Percent of Class Represented by Amount in Row (11): 7.4%

14.  Type of Reporting Person (See Instructions): IN

---------------------------------------

(1)  Includes 962,250 shares owned directly by David J. Hall, and 800,000 shares issuable upon the exercise of share purchase warrants.

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Gold City Industries Ltd. (the “Company”), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)

David J. Hall

(b)

47 Arbour Crest Rise NW, Calgary, Alberta T3G 4L3 CANADA

(c)

I am Director, President, and COO of Argo Energy Ltd., 750 – 330 – 5th Avenue SW, Calgary, Alberta, T2P 0L4

(d)

I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canada

Item 3. Source and Amount of Funds or Other Consideration

162,250 common shares were purchased on the open market. 800,000 common shares were purchased through two private placements with Gold City Industries Ltd.   Share purchase warrants pursuant to the private placements entitle David J. Hall to purchase an additional 800,000 common shares.   All shares were purchased with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)

Amount beneficially owned: 1,762,250, Percent of class: 7.4%

(b)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 1,762,250

(ii)

Shared power to vote or to direct the vote: -0-

(iii)

Sole power to dispose or to direct the disposition of: 1,762,250

(iv)

Shared power to dispose or to direct the disposition of: -0-.

(c)

The following transactions took place within the past sixty days.   None

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a private placement dated December 19, 2001, David J. Hall holds 400,000 share purchase warrants which entitle him to purchase 400,000 common shares at an exercise price of $0.20 per share with an expiry date of January 7, 2003.

Pursuant to a private placement dated March 26, 2002, David J. Hall holds 400,000 share purchase warrants, which entitle him to purchase 400,000 common shares at an exercise price of $0.18 per share with an expiry date of April 29, 2003.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1 – Share Purchase Warrant Agreement Dated January 7, 2002

Exhibit 7.2 – Share Purchase Warrant Agreement Dated April 29, 2002

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2002

Date

/s/ David J. Hall

Signature

David J. Hall

Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)